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Exhibit 99.2

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR
THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2002

Nine Month Operating Profit up 150% on prior year; Eleventh Consecutive Profitable Quarter

Autonomy's third quarter conference call will be available live on the World Wide Web at
www.autonomy.com on Thursday, October 24, 2002 at 9:30 a.m. BDT/4:30 a.m. EDT/1:30 a.m. PDT

        SAN FRANCISCO, California and CAMBRIDGE, England—October 24, 2002—Autonomy Corporation plc (Nasdaq: AUTND, LSE: AU., Nasdaq Europe: AUTN), a global leader in infrastructure software for the extended enterprise, today reported financial results for the third quarter and nine months ended September 30, 2002.

Financial Highlights

	Three Months Ended			Nine Months Ended
	Sept. 30, 2002	June 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
	(unaudited)			(unaudited)
Results in US$ ($000's except per share)
Revenues	$11,546	$12,171	$10,264	$37,793	$39,114
Gross profit	$11,250	$11,886	$10,053	$37,036	$37,836
Gross profit margin	97%	98%	98%	98%	97%
Adjusted net profit*	$1,419	$1,544	$314	$6,174	$4,231
Adjusted EPS*
—basic	$0.01	$0.01	$0.00	$0.05	$0.03
—diluted	$0.01	$0.01	$0.00	$0.05	$0.03

*
Adjusted net profit and EPS excludes translational foreign exchange gains and losses, investment write-offs and associated tax effects for all periods.

Third Quarter 2002 Corporate Highlights

  •
  Revenues in line with consensus, profits ahead of consensus

  •
  Nine month operating profit up 150% year on year

  •
  Nine month adjusted fully diluted EPS up 45% year on year

  •
  Revenues increase 12.5% from Q3 2001

  •
  Profitable at operating level

  •
  Profit before tax increases to $1.6 million before negative FX $0.4 million and investment write-off of $0.45 million

  •
  Gross margins remain high at 97%

  •
  U.S. business continues to perform well with Q3 revenue up 42% year on year

  •
  Blue chip third quarter wins include British American Tobacco, General Motors, Capital Group, Hutchison 3G, UK Customs & Excise, the U.S. State Department and various U.S. security agencies

  •
  Autonomy OEM program on track with four new agreements, including a new agreement with Citrix, plus one renewal

  •
  Average selling price remains firm at $400,000

  •
  Cash increases to $150.6 million before share repurchase program

  •
  Eleventh consecutive quarter of profitability

        Commenting on the results, Dr. Mike Lynch, Group CEO of Autonomy said: "Autonomy today announced results in-line with market consensus. We are pleased to report our eleventh consecutive quarter of profitability in the face of continuing difficult global conditions. Revenues increased 12.5% from Q3 2001 and profits are up significantly over last year. Although Q3 is traditionally a seasonally weak quarter, we nevertheless achieved profitability at both the operating level and bottom line. Furthermore, Autonomy has continued to generate cash, and is using that newly generated cash to conduct its share buyback to further increase shareholder value."

        Dr. Lynch continued, "We continue to remain confident about our prospects, particularly given the ongoing demand from large corporate and government clients buying into our established and new product suites. Our demonstrable ROI enables us to clearly distinguish ourselves in the marketplace. Our OEM programme remains successful with four new participants signed in the quarter including a new agreement with Citrix, plus one renewal. During the quarter we increased our R&D spend and remain well placed operationally and financially to take advantage of any change in business climate. The company is focused on exploiting the underlying strength of its business, underpinned by profitability, a growing cash balance and the ROI-based demand for its products."

Third Quarter and Nine Month 2002 Financial Highlights

        Revenues for the third quarter totalled $11.5 million, down 5% from $12.2 million for the second quarter of 2002 in line with usual Q3 seasonality, and up 12% from $10.3 million for the third quarter of 2001. U.S./Asia Pac revenues of $7.3 million were 63% of total revenues and U.K./European revenues totalling $4.2 million were 37% of total revenues in the third quarter of 2002. Revenues for the nine months ended September 30, 2002 totalled $37.8 million, down 3% from $39.1 million for the nine months ended September 30, 2001.

        Gross profits for the quarter were $11.3 million, down 5% from $11.9 million in the second quarter of 2002, and up 12.5% from $10.1 million in the third quarter of 2001. Third quarter gross margins were 97%, compared to 98% in each of the second quarter of 2002 and the third quarter of 2001. Gross profits for the nine months ended September 30, 2002, were $37.0 million, down 2% from $37.8 million for the nine months ended September 30, 2001. Gross margins for the nine months ended September 30, 2002, were 98%, compared to 97% for the nine months ended September 30, 2001.

        Adjusted net income for the third quarter of 2002 was $1.4 million, or $0.01 per diluted share, compared to adjusted net income of $1.5 million, or $0.01 per diluted share, for the second quarter of 2002 and compared to adjusted net income of $0.3 million or $0.00 per diluted share, for the third quarter of 2001. Adjusted net income for the nine months ended September 30, 2002, was $6.2million, or $0.05 per diluted share, compared to adjusted net income of $4.2 million, or $0.03 per diluted share, for the nine months ended September 30, 2001. Adjusted net income and earnings per share excludes translational foreign exchange gains and losses, investment write-offs and associated tax effects for all periods.

        Net income for the third quarter of 2002 was $0.7 million, or $0.01 per diluted share, compared to net income of $1.2 million, or $0.01 per diluted share, for the second quarter of 2002 and compared to net income of $0.1 million or $0.00 per diluted share, for the third quarter of 2001. Net income for the nine months ended September 30, 2002, was $5.2 million, or $0.04 per diluted share, compared to net income of $7.3 million, or $0.06 per diluted share, for the nine months ended September 30, 2001.

        Autonomy was cash generative and cash balances increased in the quarter to $150.6 million before giving effect to Autonomy's share repurchase program, compared to a balance of $148.0 million at the end of the second quarter of 2002, and compared to $146.2 million at the end of the third quarter of 2001. During the quarter Autonomy commenced its share repurchase program, purchasing for cancellation 1,155,250 shares at an average price of £1.21 per share, and purchasing 263,250 held within its Employee Benefit Trust at an average price of £1.02 per share.

        Accounts receivable days sales outstanding rose to 134 days for the third quarter of 2002, compared to 126 days for the second quarter of 2002. Receivables for the third quarter were $17.2 million compared to $16.8 million for the second quarter of 2002, and compared to $12.3 million for the third quarter of 2001. Deferred revenues were $7.7 million gross ($3.3 million net) at September 30, 2002, compared with $7.6 million gross ($3.2 million net) at June 30, 2002, and compared with $7.6 million gross ($3.2 million net) at September 30, 2001.

Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major wins included Harrah's, British American Tobacco, ARM, Boeing, National Century Financial, the U.S. Department of Education and the Flemish Government. Repeat business from existing customers, such as General Motors, Capital Group, Hutchison 3G, Ingersoll-Rand, U.K. Customs & Excise, Greek Army, U.S. Department of Energy, U.S. State Department and various U.S. security agencies, accounted for approximately 35% of revenue for the quarter.

Strategic Partnerships and OEMs

        Autonomy's OEM Program continues to progress according to plans with four new OEM agreements, including a new agreement with Citrix, plus one renewal. OEM-derived revenues for the third quarter of 2002 of $2.3 million accounted for approximately 20% of revenues, down 15% from $2.7 million for the second quarter of 2002. OEM-derived revenues included ongoing OEM royalties of $0.6 million in the third quarter of 2002 and $0.8 million in the second quarter of 2002.

Product Developments

        Autonomy increased R&D spending and launched a number of new products in the quarter. Autonomy announced the release of the new Legacy Compatibility Module (LCM). LCM enables companies to efficiently and cost-effectively leverage existing legacy systems and transition to an advanced information management technology.

        Also during the quarter Autonomy announced the release of Collaboration and Enterprise Networks (CEN). CEN makes it possible for organisations of any size and complexity to identify expertise, drive collaboration and visualise these processes in a way that makes them easy to manage in real time. Daniel Rasmus, Vice President at Giga Information Group said: "The Autonomy suite of products is being used to bring a new level of personalisation to the employee. Autonomy builds dynamic profiles of staff member interactions with information sources and maintains them over time, reflecting a historical context, but one that is weighted toward more recent information".

Q3 Corporate Developments

        During the third quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology.

        Delphi Group's research identified Autonomy as the industry leader in developing and delivering advanced taxonomy and classification technology. Hadley Reynolds, Research Director, Delphi Group, stated, "Autonomy has pioneered the rapid growth areas of advanced search and classification, and the research results indicate that the company has had a major impact on both a performance and a brand recognition basis." Ovum, the analyst and consulting company, cited Autonomy for its industry-leading ability to integrate and understand unstructured information in all forms. Ovum described Autonomy's launch of IDOL (Intelligent Data Operating Layer) in 2001 as a "key step in putting its technology at the center of enterprise information architecture—integrating access to unstructured information of all forms (documents, applications, images, voice and people)." Giga Information Group also cited Autonomy's technology as key to a fundamental need for enterprise utilization of intelligent infrastructure.

        Autonomy was also recently included on the Software 500, Software Magazine's list of the world's foremost software and services providers, featured in the publication's Summer Edition 2002 issue, as well as named to Forbes Magazine's "Best of the Web" in its October 7, 2002 issue.

About Autonomy Corporation plc

        Autonomy Corporation plc (Nasdaq: AUTND; Nasdaq Europe: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including e-commerce, customer relationship management, knowledge management, enterprise information portals, enterprise resource planning and online publishing. Autonomy's customer base includes more than 575 global companies, including AstraZeneca, BAE Systems, Ford, Ericsson, General Motors, Lucent, Royal Sun Alliance, Sun Microsystems and public sector agencies including the UK Government's Department of Trade and Industry, the United States Department of Defense, NASA and the United States Department of Energy. Strategic reseller and OEM partners include leading companies such as BEA, Business Objects, Computer Associates, Hewlett Packard, IBM Global Services, Oracle, Vignette and Sybase. The company has offices in North America, Europe, Asia and Australia and is on the Web at www.autonomy.com.

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's Annual Report on Form 20-F and Registration Statements on Form F-1.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Ian Black, Director of Corporate Communications Autonomy Corporation plc +44 (0)1223 448 000	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000
Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Edward Bridges Financial Dynamics +44 (0)20 7831 3113

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three Months Ended			Nine Months Ended
	Sept. 30, 2002	June 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
	(Unaudited)			(Unaudited)
Revenues	$11,546	$12,171	$10,264	$37,793	$39,114
Cost of revenues	(296)	(285)	(211)	(757)	(1,278)

Gross profit	11,250	11,886	10,053	37,036	37,836
Operating expenses:
Research and development	(2,401)	(2,188)	(1,897)	(6,609)	(5,745)
Sales and marketing	(6,409)	(8,116)	(7,090)	(21,935)	(24,477)
General and administrative	(1,606)	(1,561)	(1,553)	(4,548)	(6,035)
Provision for doubtful accounts	(474)	(534)	(1,032)	(1,353)	(528)

Total operating expenses	(10,890)	(12,399)	(11,572)	(34,445)	(36,785)

Profit (loss) from operations	360	(513)	(1,519)	2,591	1,051
Share of loss of associated company and minority interest	(36)	(141)	(97)	(253)	(25)
Interest income, net	1,312	1,209	1,546	3,827	5,036
Gain (loss) on foreign exchange	(413)	(11)	(377)	(199)	4,797
Investment write-off and other	(450)	(345)	9	(795)	(269)

Profit (loss) before income taxes	773	199	(438)	5,171	10,590
Provision for income taxes	(93)	993	497	69	(3,270)

Net profit	$680	$1,192	$59	$5,240	$7,320

Basic earnings per share	$0.01	$0.01	$0.00	$0.04	$0.06

Diluted earnings per share	$0.01	$0.01	$0.00	$0.04	$0.06

Weighted average ordinary shares outstanding	127,214	127,544	127,106	127,346	127,127
Weighted average ordinary shares outstanding, assuming dilution	127,759	128,667	128,698	127,897	127,379

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As at
	Sept. 30, 2002	June 30, 2002	Sept. 30, 2001
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$148,055	$147,969	$146,176
Accounts receivable, net of allowances for doubtful accounts of $2,793, $2,647 and $2,388 as of Sept. 30, 2002, June 30, 2002 and Sept. 30, 2001, respectively	17,204	16,802	12,331
Prepaid expenses and other current assets	5,579	4,838	2,454
Deferred tax asset	684	703	371

Total current assets	171,522	170,312	161,332
Property and equipment	4,628	4,410	3,874
Less accumulated depreciation	(2,476)	(2,218)	(1,508)

Property and equipment, net	2,152	2,192	2,366
Intangible assets, net	762	915	197
Goodwill, net	4,719	4,632	4,590
Other investments, net	2,159	2,651	2,234
Deferred tax asset	—	—	162

TOTAL ASSETS	$181,314	$180,702	$170,881

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,102	$1,752	$2,614
Taxes payable, including corporation tax	(74)	380	5,384
Accrued expenses and other liabilities	5,938	6,712	5,089
Deferred revenue	3,301	3,196	3,184

Total current liabilities	11,267	12,040	16,271
Minority interest	(355)	(255)	(162)
Shareholders' equity:
Ordinary shares(1)	657	662	661
Additional paid-in capital	156,678	159,452	158,408
Treasury stock, at cost	414	—	—
Accumulated profit	8,434	7,755	1,150
Other accumulated comprehensive income (loss)	4,219	1,048	(5,447)

Total shareholders' equity	170,402	168,917	154,772

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$181,314	$180,702	$170,881

(1)
At September 30, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 126,425,193 issued and outstanding; as of June 30, 2002, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,573,070 issued and outstanding; as of September 30, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,220,050 issued and outstanding.

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended			Nine Months Ended
	Sept. 30, 2002	June 30, 2002	Sept. 30, 2001	Sept. 30, 2002	Sept. 30, 2001
	(Unaudited)			(Unaudited)
Cash flows from operating activities:
Net profit	$680	$1,192	$59	$5,240	$7,320
Adjustments to reconcile net profit to net cash, provided by operating activities:
Depreciation and amortization	324	306	421	863	1,821
Share of earnings of associated company and minority interest	36	141	97	253	27
Write-off of investment	450	345	—	795	278
Provision for doubtful accounts	474	220	1,032	1,039	528
Deferred tax	225	(370)	(532)	207	(532)
Share-based compensation	—	—	—	—	(197)
Foreign currency movements	413	11	377	197	(4,797)
Changes in operating assets and liabilities:
Accounts receivable	(593)	(2,594)	2,344	(4,222)	11,994
Prepaid expenses and other current assets	(723)	(167)	(883)	(1,440)	(2,097)
Deferred revenues	126	(441)	(475)	42	(5,740)
Accounts payable	323	(1,960)	1,420	(135)	351
Accrued expenses and other liabilities	(1,233)	(3,542)	(459)	(6,301)	(1,792)

Net cash provided by (used in) operating activities	502	(6,859)	3,401	(3,462)	7,164
Cash flows from investment activities:
Purchase of equipment	(162)	(143)	(348)	(456)	(1,653)
Purchase of intangibles	78	(171)	—	(93)	(57)
Purchase of investments	—	—	—	—	(95)
Proceeds from disposal of equipment	—	—	2	—	2

Net cash used in investing activities	(84)	(314)	(346)	(549)	(1,803)

Cash flows from financing activities:
Purchase of company shares	(2,573)	—	—	(2,573)	—
Proceeds from issuance of shares, net of issuance costs	5	53	—	967	649

Net cash provided by (used in) financing activities	(2,568)	53	—	(1,606)	649

Effect of foreign exchange on cash and cash equivalents	2,236	9,712	5,820	10,068	2,676
Net increase (decrease) in cash and cash equivalents	86	2,592	8,875	4,451	8,686
Beginning cash and cash equivalents	147,969	145,377	137,301	143,604	137,490

Ending cash and cash equivalents	$148,055	$147,969	$146,176	$148,055	$146,176

Supplemental disclosure of cash flow information:
Cash received (paid) for:
Interest, net	$1,312	$1,209	$1,546	$3,827	$5,273
Income taxes	$(535)	$(1,165)	$—	$(3,300)	$(3,213)

The accompanying notes are an integral part of these consolidated financial statements

AUTONOMY CORPORATION plc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.    Basis of presentation

        The accompanying consolidated financial statements of Autonomy Corporation plc ("Autonomy" or the "Company") have been prepared in conformity with United States generally accepted accounting principles, consistent in all material respects with those applied in the Company's consolidated financial statements for the year ended December 31, 2001, included in the Company's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission although the consolidated financial statements do not include all information and footnotes required by US GAAP. All information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the Company's financial position for and as at the periods presented. The results of operations for the three and nine months ended September 30, 2002, are not necessarily indicative of the operating results for future operating periods. The interim consolidated financial statements should be read in connection with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2001, and the risk factors as set forth in the Form 20-F.

2.    Segment information

	Three months ended
	Sept. 30, 2002	June 30, 2002	Sept. 30, 2001
	(Unaudited)
Revenue by country:
US	$6,828	$7,855	$4,816
UK/Europe	4,261	4,235	5,448
Rest of World	457	81	—

Total	$11,546	$12,171	$10,264

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  Exhibit 99.2
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
AUTONOMY CORPORATION plc CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
AUTONOMY CORPORATION plc CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
AUTONOMY CORPORATION plc NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED